Exhibit 99.1

November 16, 2023

Globant Reports 2023 Third Quarter Financial Results

Strong Sequential Improvement

•	Third quarter revenues of $545.3 million, up 18.8% year-over-year
•	IFRS Diluted EPS of $0.98 for the third quarter
•	Non-IFRS Adjusted Diluted EPS of $1.48 for the third quarter

LUXEMBOURG / November 16, 2023 - Globant (NYSE: GLOB), a digitally native technology services company, today announced results for the three and nine months ended September 30, 2023.

Please see highlights below, including certain Non-IFRS measures. Note that reconciliations between Non-IFRS financial measures and IFRS operating results are disclosed at the end of this press release.

Third Quarter 2023 Financial Highlights

•	Revenues rose to $545.3 million, representing 18.8% year-over-year growth.
•	IFRS Gross Profit Margin was 36.4% compared to 37.5% in the third quarter of 2022.
•	Non-IFRS Adjusted Gross Profit Margin was 38.2% compared to 39.1% in the third quarter of 2022.
•	IFRS Profit from Operations Margin was 9.7% compared to 11.3% in the third quarter of 2022.
•	Non-IFRS Adjusted Profit from Operations Margin was 15.3% compared to 16.1% in the third quarter of 2022.
•	IFRS Diluted EPS was $0.98 compared to $0.84 in the third quarter of 2022.
•	Non-IFRS Adjusted Diluted EPS was $1.48 compared to $1.27 in the third quarter of 2022.

Nine months ended September 30, 2023 Financial Highlights

•	Revenues rose to $1,515.2 million, representing 17.5% year-over-year growth.
•	IFRS Gross Profit Margin was 36.1% compared to 37.7% in the first nine months of 2022.
•	Non-IFRS Adjusted Gross Profit Margin was 38.2% compared to 39.2% in the first nine months of 2022.
•	IFRS Profit from Operations Margin was 9.5% compared to 11.8% in the first nine months of 2022.
•	Non-IFRS Adjusted Profit from Operations Margin was 15.1% compared to 16.3% in the first nine months of 2022.
•	IFRS Diluted EPS was $2.68 compared to $2.57 in the first nine months of 2022.
•	Non-IFRS Adjusted Diluted EPS was $4.12 compared to $3.69 in the first nine months of 2022.

Other Metrics as of and for the quarter ended September 30, 2023

•	Cash and cash equivalents and Short-term investments were $219.3 million as of September 30, 2023, a decrease of $121.6 million from $340.9 million as of December 31, 2022, driven mainly by investments in our platform business, expansion to new geographies, addition of new studios and acquisitions. As of September 30, 2023, we had a total amount of $50 million drawn from our credit facility.
•	Globant completed the third quarter of 2023 with 27,505 Globers, 25,575 of whom were technology, design and innovation professionals.
•	The geographic revenue breakdown for the third quarter of 2023 was as follows: 58.9% from North America (top country: US), 21.6% from Latin America (top country: Argentina), 16.5% from EMEA (top country: Spain) and 3.0% from Asia and Oceania (top country: India).
•	Globant’s top customer, top five customers and top ten customers for the third quarter of 2023 represented 8.7%, 22.5% and 32.2% of revenues, respectively.
•	During the twelve months ended September 30, 2023, Globant served a total of 1,544 customers (with revenues over $10,000 in the last twelve months) and continued to increase its wallet share, with 305 accounts generating more than $1 million of annual revenues, compared to 255 for the same period one year ago.
•	In terms of currencies, 72.5% of Globant’s revenues for the third quarter of 2023 were denominated in US dollars.

“Our revenue has surpassed $2 billion in the trailing 12 months for the first time, demonstrating market-leading growth in a challenging environment. This success is driven by the expansion of our offering, distinct culture, innovative models, and growing global presence that has established us as a leader in the IT industry. We have also seen remarkable progress in the adoption of generative AI and the recent advancements in our products such as the GeneXus Enterprise AI platform. Our delivery network, which has a strong footprint in Latin America, contributes to our talent growth and proximity to key markets,” said Martín Migoya, Globant's CEO and co-founder. “As we celebrate our 20th anniversary and look forward to our 10th year as an NYSE-listed company, we are optimistic about our robust pipeline and the future.”

“As we reflect on this quarter, I am thrilled to report that Globant has delivered another record-breaking performance, achieving $545.3 million in revenues—a testament to our robust year-over-year growth of 18.8%. Our strong third quarter results reflect positive performances across multiple facets of our business. We’ve experienced exceptional growth across all geographies, particularly in North America and EMEA, and in every single one of our industry verticals. We also generated strong quarter-over-quarter growth in many of our key clients and key cohorts. We believe that this is a reflection of the value we bring to our clients and the unique capabilities that Globant delivers to organizations across every industry and geography. At the same time, we maintained robust margins and delivered strong free cash-flow generation. Our journey of growth is just beginning, and the optimism within our organization is noticeable as we continue to advance as a market leader,” explained Juan Urthiague, Globant’s CFO.

2023 Fourth Quarter and Full Year Outlook

Based on current market conditions, Globant is providing the following estimates for the fourth quarter and the full year of 2023:

•	Fourth quarter 2023 Revenues are estimated to be at least $579.0 million, or 18.0% year-over-year growth.
•	Fourth quarter 2023 Non-IFRS Adjusted Profit from Operations Margin is estimated to be in the range of 15-16%.
•	Fourth quarter 2023 Non-IFRS Adjusted Diluted EPS is estimated to be at least $1.60 (assuming an average of 43.9 million diluted shares outstanding during the fourth quarter).
•	Fiscal year 2023 Revenues are estimated to be at least $2,094.0 million, implying at least 17.6% year-over-year revenue growth.
•	Fiscal year 2023 Non-IFRS Adjusted Profit from Operations Margin is estimated to be in the range of 15%-16%.
•	Fiscal year 2023 Non-IFRS Adjusted Diluted EPS is estimated to be at least $5.72 (assuming an average of 43.6 million diluted shares outstanding during 2023).

Conference Call and Webcast

Martin Migoya, Globant’s CEO & co-founder, Juan Urthiague, Globant’s CFO, Patricia Pomies, Globant’s COO, and Diego Tártara, Globant’s CTO, will discuss the third quarter 2023 results in a video conference call today beginning at 4:30pm ET.

Video conference call access information is:

https://more.globant.com/F3Q23EarningsCall

Webcast http://investors.globant.com/

About Globant (NYSE:GLOB)

We are a digitally native company that helps organizations reinvent themselves to create a way forward and unleash their potential. We are the place where innovation, design and engineering meet scale.

We have more than 27,500 employees and we are present in 30 countries across 5 continents working for companies like Google, Electronic Arts and Santander, among others.

We were named a Worldwide Leader in CX Improvement by IDC MarketScape report. We were also featured as a business case study at Harvard, MIT and Stanford. We are a member of the Cybersecurity Tech Accord.

For more information, please visit www.globant.com

Non-IFRS Financial Measures

While the financial figures included in this press release have been computed in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to interim periods, this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting” nor a financial statement as defined by International Accounting Standards 1 “Presentation of Financial Statements”. The financial information in this press release has not been audited.

Globant provides non-IFRS financial measures in addition to reported IFRS results prepared in accordance with IFRS. Management believes these measures help illustrate underlying trends in the company’s business and uses the non-IFRS financial measures to establish budgets and operational goals, communicated internally and externally, for managing the company’s business and evaluating its performance. The company anticipates that it will continue to report both IFRS and certain non-IFRS financial measures in its financial results, including non-IFRS measures that exclude share-based compensation expense, depreciation and amortization, acquisition-related charges, and the related effect on income taxes of the pre-tax adjustments. Because the company’s non-IFRS financial measures are not calculated according to IFRS, these measures are not comparable to IFRS and may not necessarily be comparable to similarly described non-IFRS measures reported by other companies within the company’s industry. Consequently, Globant’s non-IFRS financial measures should not be evaluated in isolation or supplant comparable IFRS measures, but, rather, should be considered together with its condensed interim consolidated statements of financial position as of September 30, 2023 and December 31, 2022 and its condensed interim consolidated statements of comprehensive income for the three and nine months ended September 30, 2023 and 2022, prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”.

Globant is not providing a quantitative reconciliation of forward-looking Non-IFRS Adjusted Profit from Operations Margin or Non-IFRS Adjusted Diluted EPS to the most directly comparable IFRS measure because it is unable to predict with reasonable certainty the ultimate outcome of certain significant items without unreasonable effort. These items include, but are not limited to, share-based compensation expense, impairment of assets, acquisition-related charges, and the tax effect of non-IFRS adjustments. These items are uncertain, depend on various factors, and could have a material impact on IFRS reported results for the guidance period.

Forward Looking Statements

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding our future financial and operating performance, including our outlook and guidance, and our strategies, priorities and business plans. Our expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Factors that could impact our actual results include: our ability to maintain current resource utilization rates and productivity levels; our ability to manage attrition and attract and retain highly-skilled IT professionals; our ability to accurately price our client contracts; our ability to achieve our anticipated growth; our ability to effectively manage our rapid growth; our ability to retain our senior management team and other key employees; our ability to continue to innovate and remain at the forefront of emerging technologies and related market trends; our ability to retain our business relationships and client contracts; our ability to manage the impact of global adverse economic conditions; our ability to manage uncertainty concerning the instability in the current economic, political and social environment in Latin America; and other factors discussed under the heading “Risk Factors” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission and any other risk factors we include in subsequent reports on Form 6-K.

Because of these uncertainties, you should not make any investment decisions based on our estimates and forward-looking statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Globant S.A.

Condensed Interim Consolidated Statements of Comprehensive Income

(In thousands of U.S. dollars, except per share amounts, unaudited)

	Nine Months Ended		Three Months Ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022

Revenues	1,515,234	1,289,519	545,282	458,884
Cost of revenues	(967,794)	(803,644)	(346,980)	(286,707)
Gross profit	547,440	485,875	198,302	172,177

Selling, general and administrative expenses	(390,064)	(332,524)	(142,531)	(119,208)
Net impairment losses on financial assets	(13,979)	(1,823)	(2,621)	(1,079)
Other operating income and expenses, net	614	—	—	—
Profit from operations	144,011	151,528	53,150	51,890

Finance income	3,500	1,466	1,324	842
Finance expense	(15,063)	(11,410)	(5,661)	(4,058)
Other financial results, net	11,473	(1,137)	3,044	(2,393)
Financial results, net	(90)	(11,081)	(1,293)	(5,609)

Share of results of investment in associates	185	25	170	25
Other income and expenses, net	4,075	2,019	2,774	(55)
Profit before income tax	148,181	142,491	54,801	46,251

Income tax	(31,067)	(32,430)	(10,978)	(10,151)
Net income for the period	117,114	110,061	43,823	36,100

Other comprehensive income, net of income tax effects
Items that may be reclassified subsequently to profit and loss:
- Exchange differences on translating foreign operations	(28,761)	(41,814)	(30,013)	(18,700)
- Net change in fair value on financial assets measured at FVOCI	(2,316)	(2,085)	15	7
- Gains and losses on cash flow hedges	117	(6,218)	(3,762)	(2,007)
Total comprehensive income for the period	86,154	59,944	10,063	15,400

Net income attributable to:
Owners of the Company	116,405	109,706	42,993	35,991
Non-controlling interest	709	355	830	109
Net income for the period	117,114	110,061	43,823	36,100

Total comprehensive income for the period attributable to:
Owners of the Company	85,278	59,589	10,251	15,291
Non-controlling interest	876	355	(188)	109
Total comprehensive income for the period	86,154	59,944	10,063	15,400
Earnings per share
Basic	2.74	2.62	1.01	0.86
Diluted	2.68	2.57	0.98	0.84
Weighted average of outstanding shares (in thousands)
Basic	42,474	41,853	42,696	41,982
Diluted	43,442	42,763	43,664	42,891

Globant S.A.

Condensed Interim Consolidated Statements of Financial Position as of September 30, 2023 and December 31, 2022

(In thousands of U.S. dollars, unaudited)

	September 30, 2023	December 31, 2022
ASSETS
Current assets
Cash and cash equivalents	196,900	292,457
Investments	22,410	48,408
Trade receivables	509,116	424,810
Other assets	16,013	15,197
Other receivables	65,401	70,212
Other financial assets	6,823	6,529
Total current assets	816,663	857,613

Non-current assets
Investments	1,833	1,513
Other assets	4,803	10,657
Other receivables	20,599	16,316
Deferred tax assets	58,047	46,807
Investment in associates	1,522	1,337
Other financial assets	31,603	34,978
Property and equipment	160,636	161,733
Intangible assets	196,748	182,572
Right-of-use assets	124,095	147,311
Goodwill	968,614	734,952
Total non-current assets	1,568,500	1,338,176
TOTAL ASSETS	2,385,163	2,195,789

LIABILITIES
Current liabilities
Trade payables	80,819	89,397
Payroll and social security taxes payable	204,314	203,819
Borrowings	50,670	2,838
Other financial liabilities	64,685	59,316
Lease liabilities	37,586	37,681
Tax liabilities	22,195	23,454
Income tax payable	19,473	11,276
Other liabilities	1,224	808
Total current liabilities	480,966	428,589

Non-current liabilities
Trade payables	1,964	5,445
Borrowings	2,789	861
Other financial liabilities	53,595	78,055
Lease liabilities	82,188	97,457
Deferred tax liabilities	3,220	11,291
Income tax payable	1,883	—
Payroll and social security taxes payable	3,493	4,316
Provisions for contingencies	12,439	13,615
Total non-current liabilities	161,571	211,040
TOTAL LIABILITIES	642,537	639,629

Capital and reserves
Issued capital	51,357	50,724
Additional paid-in capital	1,052,368	950,520
Other reserves	(63,369)	(32,242)
Retained earnings	654,956	538,551
Total equity attributable to owners of the Company	1,695,312	1,507,553
Non-controlling interests	47,314	48,607
Total equity	1,742,626	1,556,160
TOTAL EQUITY AND LIABILITIES	2,385,163	2,195,789

Globant S.A.

Selected Cash Flow Data

(In thousands of U.S. dollars, unaudited)

	Three Months Ended
	September 30, 2023	September 30, 2022
Net Income for the period	43,823	36,100
Non-cash adjustments, taxes and others	53,723	45,612
Changes in working capital	(10,141)	(5,694)
Cash flows from operating activities	87,405	76,018
Capital expenditures	(26,758)	(30,071)
Cash flows from investing activities	(140,663)	(95,419)
Cash flows from financing activities	7,931	(11,376)
Net decrease in cash & cash equivalents	(45,327)	(30,777)

Globant S.A.

Supplemental Non-IFRS Financial Information

(In thousands of U.S. dollars, unaudited)

	Nine Months Ended		Three Months Ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022

Reconciliation of adjusted gross profit
Gross Profit	547,440	485,875	198,302	172,177
Depreciation and amortization expense	20,612	16,757	7,579	5,957
Share-based compensation expense - Equity settled	10,976	3,420	2,198	1,506
Adjusted gross profit	579,028	506,052	208,079	179,640
Adjusted gross profit margin	38.2%	39.2%	38.2%	39.1%

Reconciliation of selling, general and administrative expenses
Selling, general and administrative expenses	(390,064)	(332,524)	(142,531)	(119,208)
Depreciation and amortization expense	61,501	44,863	21,012	15,930
Share-based compensation expense - Equity settled	41,442	37,261	16,447	13,784
Acquisition-related charges (a)	14,488	9,001	5,370	3,291
Adjusted selling, general and administrative expenses	(272,633)	(241,399)	(99,702)	(86,203)
Adjusted selling, general and administrative expenses as % of revenues	(18.0)%	(18.7)%	(18.3)%	(18.8)%

Reconciliation of Adjusted Profit from Operations
Profit from Operations	144,011	151,528	53,150	51,890
Share-based compensation expense - Equity settled	52,418	40,681	18,645	15,290
Acquisition-related charges (a)	32,577	18,188	11,435	6,473
Adjusted Profit from Operations	229,006	210,397	83,230	73,653
Adjusted Profit from Operations margin	15.1%	16.3%	15.3%	16.1%

Reconciliation of Net income for the period
Net income for the period	116,405	109,706	42,993	35,991
Share-based compensation expense - Equity settled	52,377	40,681	18,628	15,290
Acquisition-related charges (a)	30,639	17,909	9,878	7,311
Tax effect of non-IFRS adjustments	(20,380)	(10,709)	(6,720)	(3,942)
Adjusted Net income	179,041	157,587	64,779	54,650
Adjusted Net income margin	11.8%	12.2%	11.9%	11.9%

Calculation of Adjusted Diluted EPS
Adjusted Net income	179,041	157,587	64,779	54,650
Diluted shares	43,442	42,763	43,664	42,891
Adjusted Diluted EPS	4.12	3.69	1.48	1.27

(a)	Acquisition-related charges include, when applicable, amortization of purchased intangible assets included in depreciation and amortization expense line on our condensed interim consolidated statements of comprehensive income, interest charges on acquisition-related indebtedness, external deal costs, acquisition-related retention bonuses, integration costs, changes in the fair value of contingent consideration liabilities, charges for impairment of acquired intangible assets and other acquisition-related costs. We cannot provide acquisition-related charges on a forward-looking basis without unreasonable effort as such charges may fluctuate based on the timing, size, and complexity of future acquisitions as well as other uncertainty inherent in mergers and acquisitions.

Globant S.A.

Schedule of Supplemental Information (unaudited)

Metrics	Q3 2022	Q4 2022	Q1 2023	Q2 2023	Q3 2023

Total Employees	26,541	27,122	26,288	25,947	27,505
IT Professionals	24,922	25,331	24,496	24,163	25,575

North America Revenues %	64.9	61.7	61.4	60.6	58.9
Latin America Revenues %	21.9	22.7	21.8	22.0	21.6
EMEA Revenues %	10.0	11.9	13.4	14.1	16.5
Asia and Oceania Revenues %	3.2	3.7	3.4	3.3	3.0

USD Revenues %	81.2	77.5	74.8	73.9	72.5
Other Currencies Revenues %	18.8	22.5	25.2	26.1	27.5

Top Customer %	10.7	10.8	9.4	8.8	8.7
Top 5 Customers %	24.7	25.1	24.5	23.7	22.5
Top 10 Customers %	34.5	34.3	34.8	33.3	32.2

Customers Served (Last Twelve Months)*	1,114	1,249	1,342	1,388	1,544
Customers with >$1M in Revenues (Last Twelve Months)	255	259	276	283	305

(*) Represents customers with more than $10,000 in revenues in the last twelve months.

Investor Relations Contact:

Arturo Langa, Globant

investors@globant.com

+1 (877) 215-5230

Media Contact:

Wanda Weigert, Globant

pr@globant.com

+1 (877) 215-5230

Source: Globant